Exhibit 99.93

MATERIAL CHANGE REPORT

FORM 51-102F3

1.                                      Reporting Issuer:

StarPoint Energy Trust

3900, 205 - 5th Avenue S.W.

Calgary, Alberta  T2P 2V7

2.                                      Date of Material Change:

July 18, 2005

3.                                      News Release:

A news release was issued and disseminated on July 18, 2005 through Canada Newswire.

4.                                      Summary of Material Change:

On July 18, 2005, StarPoint Energy Trust (“StarPoint”) (TSX: SPN.UN) announced that it has entered into an agreement (the “Agreement”) to acquire a package of operated light oil properties strategically located in StarPoint’s primary operating area of Southeast Saskatchewan for a total cash consideration of $330 million, subject to closing adjustments (the “Acquisition”). In connection with the acquisition, StarPoint has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. to sell 12,000,000 subscription receipts (the “Subscription Receipts”) at $18.65 per Subscription Receipt to raise gross proceeds of $223.8 million.

StarPoint also announced the upward revision of its 2005 exit rate from 31,500 boepd (following the closing of the recently announced APF Combination and Encana Acquisition) to more than 36,500 boepd. StarPoint further announced an increase in its monthly distribution and a decrease in its payout ratio following the increase in monthly distributions.

5.                                      Full Description of Material Change:

On July 18, 2005, StarPoint Energy Trust (“StarPoint”) (TSX: SPN.UN) announced that it has entered into an agreement (the “Agreement”) to acquire a package of operated light oil properties strategically located in StarPoint’s primary operating area of Southeast Saskatchewan for a total cash consideration of $330 million, subject to closing adjustments (the “Acquisition”). In connection with the acquisition, StarPoint has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. to sell 12,000,000 subscription receipts (the “Subscription Receipts”) at $18.65 per Subscription Receipt to raise gross proceeds of $223.8 million.

The acquired assets comprise 16.6 mmboe of proven plus probable reserves, and more than 6,100 boepd of production (“Assets”).  The Acquisition has an effective date of June 1, 2005, and is expected to close on or about August 9, 2005.

The highlights associated with the Acquisition are set forth below:

Transaction Overview

The Assets include more than 12 high quality, high netback, long life light oil pools (average 38° API), comprising more than 400 million barrels of original oil in place.  The acquired properties include:  Edenvale (Alida West), Ingoldsby, Nottingham, Cantal and Queensdale.  The Assets have a 65% working interest and are 85% operated.  The Assets include an undeveloped land base of more than 38,000 net acres.  The Acquisition is accretive to StarPoint on a reserves, production, cash flow and net asset value per unit basis.

Reserves

Sproule Associates Limited evaluated in accordance with NI 51-101, as at March 31, 2005, the oil, NGL and natural gas reserves attributable to the Assets. The reserves associated with the Assets are 11.3 mmboe, total proved, and 16.6 mmboe, proven plus probable.

Production

The Assets include daily production as set forth below:

Oil & Liquids	5,600 bbls/day (38° API)

Gas	3,000 MMcf/day

Total	6,100 boe/day (92% oil)

StarPoint anticipates disposing of approximately 500 boepd of non-core properties in the third quarter of 2005.

Net Operating Income

Prior to closing, StarPoint has the opportunity to hedge up to 70 percent of the acquired (before Crown royalty) volumes for both oil and gas associated with the Assets, for periods of up to three years, to lock-in applicable cash flows and transaction metrics. Assuming this strategic hedging program is implemented at current strip prices, net operating income associated with the Assets is more than $93 million annualized, utilizing US$49.50 WTI per barrel and C$6.95 GJ AECO pricing for the remaining unhedged production. Operating costs relating to the Assets are approximately $7.25 per boe.

EQUITY FINANCING

In connection with the Acquisition, StarPoint has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. to sell 12,000,000 units (the “Subscription Units”) at $18.65 per Subscription Unit to raise gross proceeds of $223.8 million.  The Trust has granted the underwriters an option, exercisable up to 24 hours prior to closing, to purchase up to an additional 1,000,000 Subscription Units (representing $18.65 million) on the same terms and conditions.

Purchasers under this Offering will receive the equivalent of the monthly distribution of $0.21 per unit payable on August 15, 2005 to unitholders of record July 22, 2005.

The issue of Units will be offered in all provinces of Canada by means of a short form prospectus.  Closing of the offerings are expected to occur on or about August 9, 2005, subject to regulatory approval.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

UPWARD REVISION TO 2005 GUIDANCE

StarPoint anticipates completing the disposition of approximately 500 boepd of non-core properties in the third quarter of 2005. Assuming the completion of this non-core asset sale, StarPoint’s 2005 exit rate is now being revised upward from 31,500 boepd to more than 36,500 boepd.

INCREASE TO MONTHLY DISTRIBUTION; LOWER PAY-OUT RATIO

Subject to the closing of the Acquisition, StarPoint will increase its monthly distribution from $0.21 per unit to $0.22 per unit effective the distribution payable September 15, 2005 to unitholders of record no later than August 31, 2005.

In addition, subject to the closing of the Acquisition, StarPoint’s estimated pay-out ratio will be reduced from 69% to 66%, fully diluted, following the above-mentioned increase in StarPoint’s monthly distribution.

Note:  Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas.  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Boed means a boe per day.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.                                      Omitted Information:

Not Applicable.

8.                                      Executive Officer:

Paul Colborne

President and Chief Executive Officer

Telephone: (403) 268-7800

9.                                      Date of Report:

July 20, 2005.